Exhibit 99.3

Australian Securities &

Investments Commission

Electronic Lodgement

Document No. 7E4159138

Lodgement date/time: 14-12-2011 12:46:17

Reference Id: 83510022

Form 484

Corporations Act 2001

Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED
Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI

Signature
This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Francis Martin MORATTI

Capacity
Secretary

Signature

______________________

Date signed
14-12-2011

September 30,
ASIC Form 484 Ref 8351002214/12/2011	Page 1 of 2

Form 484 — Change to company details

SIMS METAL MANAGEMENT LIMITEDACN114 838 630

C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback — Minimum holding buy-back only

The cancelled shares are listed below:

	September 30,	September 30,
Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	886065	886065

Earliest Date of cancellation 18-11-2011

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

	September 30,	September 30,	September 30,	September 30,
Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	206338686	206338686.00	0.00

Earliest date of change 18-11-2011

ASIC Form 484 Ref 8351002214/12/2011	Page 2 of 2